SEC Mail Processing Section
JAN 28 2019
Washington DC
408

19003043

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/17 (MM/DD/YY) AND ENDING 10/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Laurentian Capital (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1360 Rene-Levesque West, Suite 620
(No. and Street)

Montreal	Quebec, Canada	H3G 0E8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Millicent E. Walker 404-916-7960
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

700 West Georgia Street; P.O. Box 10101	Vancouver	British Columbia, Canada	V7Y 1C7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RECEIVED
2019 JAN 28 PM 2:52
SEC / TM

OATH OR AFFIRMATION

I, Millicent E. Walker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Laurentian Capital (USA) Inc., as of October 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARLOTTE A MILES
MY COMMISSION # FF985939
EXPIRES June 19, 2020
(407) 398-0153 FloridaNotaryService.com

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of independent registered public accounting firm

To the Shareholder and Board of Directors of
Laurentian Capital (USA) Inc.

Opinion on the amended and restated financial statements

We have audited the accompanying amended and restated statement of financial condition of **Laurentian Capital (USA) Inc.**, [the "Company"] as of October 31, 2018, the related amended and restated statements of operations and comprehensive loss, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "amended and restated financial statements"). In our opinion, the amended and restated financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Restatement of 2018 financial statements

As discussed in Note 9 to the amended and restated financial statements, the 2018 financial statements have been restated to include a reconciliation of the Audited Computation of Net Capital and Computation of SEC Rule 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited Part II in the Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission. Our opinion is not modified with respect to this matter.

Basis for opinion

These amended and restated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's amended and restated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the amended and restated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the amended and restated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the amended and restated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the amended and restated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The accompanying information contained in amended and restated Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's amended and restated financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the amended and restated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the amended and restated financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2015.

Vancouver, Canada
January 25, 2019

Chartered Professional Accountants

Laurentian Capital (USA) Inc.

Amended and Restated financial statements and supplemental information
[Expressed in U.S. dollars]
October 31, 2018

With
Report of independent registered public accounting firm

Laurentian Capital (USA) Inc.

Amended and Restated Statement of Financial Condition

[Expressed in U.S. dollars]

As of October 31

	2018 $ (Restated - Note 9)
Assets	
Cash	606,737
Advances	3,583
Prepaid expenses	3,441
Total assets	613,761
Liabilities and stockholder's equity	
Due to parent company *[note 6]*	156,586
Accrued liabilities	15,427
Total liabilities	172,013
Stockholder's equity	
Capital stock *[note 4]*	735,760
Deficit	(294,012)
Total stockholder's equity	441,748
Total liabilities and stockholder's equity	613,761

See accompanying notes

On behalf of the Board:

Director Director

Laurentian Capital (USA) Inc.

Amended and Restated Statement of Operations and Comprehensive Loss

[Expressed in U.S. dollars]

Year ended October 31

	2018 $ (Restated - Note 9)
Revenue	
Other revenues	—
	—
Expenses *[note 6]*	
Foreign exchange loss	8,594
Salary	20,998
Professional fees	29,748
Information technology fees	1,314
Rent	8,565
Insurance	2,004
Registration & regulatory	14,734
Other	356
Loss before income taxes	86,313
Provision for income taxes *[note 3]*	—
Net loss and comprehensive loss	(86,313)

See accompanying notes

Laurentian Capital (USA) Inc.

Amended and Restated Statement of Changes in Stockholder's Equity

[Expressed in U.S. dollars]

Year ended October 31

	2018 $ (Restated - Note 9)
Capital stock *[note 4]*	
Balance, beginning of year	582,020
Issued during the year	153,740
Balance, end of year	735,760
Deficit	
Balance, beginning of year	(207,699)
Net loss	(86,313)
Balance, end of year	(294,012)
Total stockholder's equity	441,748

See accompanying notes

Laurentian Capital (USA) Inc.

Amended and Restated Statement of Cash Flows

[Expressed in U.S. dollars]

Year ended October 31

	2018 $ (Restated - Note 9)
Operating activities	
Net loss	(86,313)
Increase in liabilities - Parent Company	79,116
Increase in liabilities - Accrued	2,792
Increase in other assets	(7,024)
Cash flows related to operating activities	**(11,429)**
Financing activities	
Issuance of common shares	153,740
Cash flows related to financing activities	**153,740**
Net increase in cash during the year	**142,311**
Cash, beginning of year	464,426
Cash, end of year	**606,737**

See accompanying notes

Notes to the amended and restated financial statements

October 31, 2018

1. Incorporation and corporate activities

Laurentian Capital (USA) Inc. [the "Company"] was incorporated on December 15, 2010 under the provisions of the *Canada Business Corporation Act*. The Company obtained registration on March 20, 2015 as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ["FINRA"]. To date, the Company's activities have been limited, as the Company mainly focused on completing its registration process with FINRA. When it begins trading activities, the Company's primary source of revenue will be commission income for securities trade execution for U.S. resident institutional clients. The Company plans to clear all transactions with and for customers through a third party, Pershing LLC. Accordingly, the Company does not handle or hold customer monies or securities or perform custodial functions relating to customer accounts.

The Company is a wholly owned subsidiary of Laurentian Bank Securities Inc. ["LBS" or the "parent company"], a Canadian owned investment dealer. Laurentian Bank Securities Inc. is a member of the Investment Industry Regulatory Organization of Canada.

2. Significant accounting policies

These amended and restated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Use of estimates

The preparation of the amended and restated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the amended and restated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial assets and liabilities

Financial Account Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company reports its cash at fair value. This asset would be classified as Level 1 based on its inputs.

Income taxes

The Company has adopted FASB ASC 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's amended and restated financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the amended and restated financial statement and tax bases of assets and liabilities using substantively enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

The Company recognizes a tax benefit if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by taxing authorities based on the merits of the position. The tax benefit recognized in the amended and restated financial statements is measured based on the largest amount of benefit that is more likely than not to be realized upon settlement.

Translation of foreign currencies

The Company's functional currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at historical rates. Revenue and expenses are translated at the average rate of exchange prevailing during the period. Gains and losses resulting from the translation of foreign currencies are included in income in the period in which they occur.

Revenue recognition

Interest income consists of interest earned on the Company's cash balances and is recognized on an effective interest rate basis.

Accounting policy issued but not yet adopted

Revenue recognition (ASU 2014-09 & 2015-14, Revenue from Contracts with Customers)

In August 2015, the FASB issued ASU 2015-14 *Revenue from Contracts with Customers: Deferral of the Effective Date to amend ASU 2015-09 Revenue from Contracts with Customers* to defer the effective date of ASU 2014-09 for all entities by one year. The guidance in ASU 2014-09 provides companies with a single model for use in accounting for revenue arising from contracts with customers and supersedes current revenue recognition guidance, including industry-specific revenue guidance. The core principle of the model is to recognize revenue when control of the goods or services transfers to the customer, as opposed to recognizing revenue when the risks and rewards transfer to the customer under the existing revenue guidance. As a result of this amendment, ASU 2014-09 is now effective for annual reporting periods beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2015 and interim periods within those fiscal years. The guidance permits companies to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through a cumulative adjustment. In June 2015, the FASB voted to defer the effective date by one year, with early adoption permitted as of the original effective date. The Company adopted the standard on November 1, 2018 and there was no impact on the financial statements and related disclosures since the Company currently does not have revenue generating activities.

Leases (ASU 2016-02, Leases)

The FASB issued ASU 2016-03, *Leases*,that will supersede previous lease accounting standards in US GAAP.

For public business entities, the standard is effective for annual periods beginning after December 15, 2018 [i.e., calendar periods beginning after January 1, 2019], and interim periods therein. For all other entities, the standard is effective for annual periods beginning after December 15, 2019 [i.e., calendar periods beginning after January 1, 2020], and interim periods after December 15, 2020. Early adoption would be permitted for all entities. The Company is still in the process of assessing the impact of these changes and expects to adopt this update beginning November 1, 2019.

3. Income taxes

The Company is a Canadian corporation without a permanent establishment in the United States and is therefore fully subject to Canadian federal and provincial income taxes on its taxable income computed in Canadian dollars. The tax on the Company's loss before income taxes differs from the applicable domestic tax rate of 26.8% due to the following:

	2018 $ (Restated – note 9)
Loss before income taxes	(86,313)
Tax calculated on domestic rates	(23,046)
Tax effect of:	
Change in valuation allowance	23,046
	—

The Company's has provided for a full valuation allowance against the deferred tax assets as management has determined that it is more likely than not that all deferred tax assets will not be realized due to uncertainty resulting from the lack of sustained taxable income in recent years.

Tax losses which can be carried forward amount to $170,844. These losses will expire as follow:

	$ (Restated – Note 9)
October 31, 2036	52,080
October 31, 2037	32,451
October 31, 2038	86,313
	170,844

4. Capital stock

Authorized

Unlimited Class A common shares, without par value

Issued and outstanding

	2018 $ (Restated – note 9)
800,000 common shares	735,760

During the year, the Company issued 200,000 common shares for an amount of $153,740.

5. Financial instruments

The Company's financial instruments include cash, amounts due to parent company and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit default risks arising from these financial instruments, with the exception of the cash and liabilities denominated in Canadian currency.

Currency Risk

The Company's exposure to currency risk arises from the potential fluctuation of the Canadian currency relative to the U.S. dollar. If the Canadian were to fluctuate by 10%, the Company would experience a foreign currency gain or loss of $47,543.

6. Related party transactions

Certain expenses are incurred in connection with a service agreement with the Company's parent, LBS. The following expenses were charged by LBS during the current fiscal year, in accordance with the service agreement executed between the companies.

	2018 $ (Restated – note 9)
Expenses	
Salary	20,998
Rent	8,565
Insurance	2,004
License	14,734
Professional fees	29,748
IT fees	1,314
	77,363

The due to parent company balance represents amounts owed relating to the service agreement referred to above. The balance is non-interest bearing and does not have any terms of payment.

7. Regulatory net capital requirement

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $250,000. As of October 31, 2018, the Company had net capital of $406,198, which was $156,198 in excess of the required net capital of $250,000.

8. Subsequent events

The Company has evaluated subsequent events through January 25, 2019 and has noted no significant events since the date of the amended and restated statement of financial condition.

9. Description of matters and restatement adjustments

Following the filing on December 28, 2018 of the audited financial statements as of and for the year ended October 31, 2018, FINRA notified the Company that the October 31, 2018 annual filing of audited financial statements was deficient under Securities Exchange Act Rule 17a-5 because it did not contain a reconciliation, including appropriate explanations of the Audited Computation of Net Capital and Computation of SEC Rule 15c3-3 Reserve Requirements and the broker/dealer's corresponding Unaudited Part II, if material differences existed. As a result, the Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, included in the audited financial statements was amended and restated to reflect the aforementioned reconciliation.

Amended and Restated Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

(Expressed in U.S. dollars)

As of October 31

	2018 $ (Restated - Note 9)
Total stockholder's equity	441,748
Deductions and/or charges	
Non-allowable assets	7,024
Haircut on unhedged foreign currency	28,526
Net capital	406,198
Minimum net capital	250,000
Excess net capital	156,198
<u>Reconciliation of net capital</u>	
Net capital as reported on the unaudited Form X-17A-5 as of October 31, 2018	395,220
Audit adjustment to deferred tax assets	(47,092)
Audit adjustment to non-allowable assets	47,092
Adjustment to intercompany charges	10,978
Net capital as reported above	406,198

Laurentian Capital (USA) Inc. **Schedule II**

Amended and Restated Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

As of October 31, 2018

The Company has claimed an exemption from the computation of reserve requirements under paragraph (k) [Section (k)(2)(ii)] of Rule 15c3-3 of the Securities Exchange Act of 1934.

Laurentian Capital (USA) Inc. **Schedule III**

Amended and Restated Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission

As of October 31, 2018

The Company has claimed an exemption from the possession or control requirements under paragraph (k) [Section (k)(2)(ii)] of Rule 15c3-3 of the Securities Exchange Act of 1934.

Report of independent registered public accounting firm

We have reviewed management's statements, included in the accompanying **Laurentian Capital (USA) Inc.** Exemption Report, in which (1) Laurentian Capital (USA) Inc. [the "Company"] identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) [the "exemption provision"] and (2) the Company stated that it met the identified exemption provision for the most recent fiscal year ended October 31, 2018, without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Professional Accountants

Vancouver, Canada
January 25, 2019

LAURENTIAN CAPITAL (USA) INC.'S EXEMPTION REPORT

Laurentian Capital (USA) Inc. [the "Company"] is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii):

> As an introducing broker or dealer, the broker or dealer clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Laurentian Capital (USA) Inc.

I, Millicent E. Walker, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Millicent E. Walker

By: Millicent E. Walker

Title: Chief Financial Officer

January 25, 2019

On this 25 of Jan, 2019 personally appeared before me, Millicent Walker who produced a FL drivers license as identification.

Seminole Co FL

Notary Public

CHARLOTTE A MILES
MY COMMISSION # FF985939
EXPIRES June 19, 2020
(407) 398-0153
FloridaNotaryService.com